Exhibit 99.2

26 September 2006	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5305 Fax (02) 8274 5218

GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management presentation at 4.30pm Tuesday, 26 September 2006 (New York time) at The New York Society of Security Analysts’ Construction Materials Conference.
An audio webcast of the presentation will be available through the following link:
http://investor.shareholder.com/media/eventdetail.cfm?eventid=30343&CompanyID=JHX&e=1&mediaKey=2F024 3E62D5E73257A077D92B00F2035
Please note an archived file of this webcast will be available on our website for 1 year from Wednesday, 27 September 2006.
If you have any queries please contact Sarah Swyer on 02 8274 5239 or sarah.swyer@jameshardie.com.au
Yours faithfully
Steve Ashe
Vice-President – Investor Relations